Filed by: Overseas Series, a series of

Manning & Napier Fund, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: World Opportunities Series,

a series of Manning & Napier Fund, Inc.

File Number of the Related

Registration Statement: 333-225863

What are Shareholders being asked to vote on?

1.

To approve the Agreement and Plan of Reorganization between the World Opportunities Series (the “Acquired Series”), a series of Manning & Napier Fund, Inc. (the “Fund”), and the Overseas Series (the “Surviving Series”), a separate series of the Fund, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Acquired Series by the Surviving Series in exchange for Class S Shares of the Surviving Series; (b) the distribution of such shares to the shareholders of the Acquired Series; and (c) the liquidation and termination of the Acquired Series;

BOARD OF DIRECTORS RECOMMENDATION – FOR

Proposal 1: To approve the Agreement and Plan of Reorganization between the World Opportunities Series (the “Acquired Series”), a series of Manning & Napier Fund, Inc. (the “Fund”), and the Overseas Series (the “Surviving Series”), a separate series of the Fund, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Acquired Series by the Surviving Series in exchange for Class S Shares of the Surviving Series; (b) the distribution of such shares to the shareholders of the Acquired Series; and (c) the liquidation and termination of the Acquired Series;

What are shareholders being asked to approve?

You own shares in the World Opportunities Series (the “Acquired Series”), a series of the Manning & Napier Fund, Inc. (the “Fund”). You are being asked to vote on the proposal to merge the Acquired Series into the Overseas Series (the “Surviving Series”).

If shareholders of the Acquired Series approve the Reorganization, each owner of Class S shares of the Acquired Series (“Acquired Series Shares”) would become a shareholder of Class S shares of the Surviving Series (“Surviving Series Shares”).

How will the Reorganization affect my account?

The total dollar value of the Class S Shares of the Surviving Series (“Surviving Series Shares”) that shareholders will receive in the Reorganization will be the same as the total dollar value of the shares of the Acquired Series (“Acquired Series Shares”) that shareholders hold immediately prior to the Reorganization.

Upon the completion of the Reorganization, each shareholder of the Acquired Series will receive a number of full and fractional Class S Shares of the Surviving Series equal in aggregate net asset value at the time of the exchange to the aggregate net asset value of such shareholder’s shares of the Acquired Series.

What are the reasons for the proposed Reorganization?

The proposed Reorganization will enable Acquired Series shareholders to be invested in a larger combined fund within the Manning & Napier family of funds. The larger combined fund is expected to have a more diversified shareholder base, and greater potential for future economies of scale that could benefit shareholders if certain fixed costs can be spread across a larger asset base. There can be no guarantee, however, that these expected results will be achieved.

Who will manage the Surviving Series following the Reorganization?

Manning & Napier Advisors, LLC (“MNA” or the “Advisor”) serves as the investment advisor to both the Acquired Series and the Surviving Series. The same team of portfolio managers is responsible for managing both the Acquired Series and the Surviving Series, and is expected to continue to manage the Surviving Series following the Reorganization.

How do the Series’ investment objectives compare?

The investment objective of the Acquired Series is substantially similar to that of the Surviving Series. The investment objective of the Acquired Series is to provide long-term growth by investing principally in the common stocks of companies located around the world. The investment objective of the Surviving Series is to provide long-term growth. The investment objectives of both the Acquired Series and the Surviving Series are non-fundamental and, therefore, can be changed by the Board without shareholder approval.

How do the Series’ principal investment strategies compare?

The principal investment strategies of the Acquired Series are substantially similar to those of the Surviving Series. Both Series invest primarily in equity securities of non-U.S. companies in both developed and emerging markets and are managed by MNA using the same investment process.

However, the principal investment strategies of the Series differ in that

(a)	the principal investment strategies of the Acquired Series include investments in U.S. companies, which are not part of the principal investment strategies of the Surviving Series, and
(b)

the principal investment strategies of the Surviving Series impose restrictions with respect to investments in U.S. issuers, investments in any one country and investments in emerging market countries, which are not imposed on the Acquired Series.

Although the portfolio holdings of the Acquired Series are consistent with the principal investment strategies of the Surviving Series, and have historically been very similar to the portfolio holdings of the Surviving Series, the additional limitations imposed on the Surviving Series may prevent the Surviving Series from making certain investments that would have been available to the Acquired Series.

How do the Series’ principal risks compare?

The principal risks of the Acquired Series are substantially similar to those of the Surviving Series because the principal investment strategies of the Acquired Series are substantially similar to those of the Surviving Series. However, the principal risks of the Series differ in that

For Internal Distribution Only	Page 2

(a)	the Acquired Series is subject to the principal risks associated with investments in U.S. companies because such investments are part of the principal investment strategies of the Acquired Series and

(b)

the Surviving Series may not be subject to the principal risks associated with investments in any one country or investments in emerging market countries to the same extent as the Acquired Series because the principal investment strategies of the Surviving Series limit investments in any one country and investments in emerging market countries.

Nevertheless, such differences have not materially impacted the Series because, as discussed above, the portfolio holdings of the Acquired Series have historically been very similar to the portfolio holdings of the Surviving Series.

How do the Series’ fees and expenses compare?

The Surviving Series’ total annual fund operating expenses (before fee reductions and/or expense reimbursements) are expected to be lower than those of the Acquired Series, based on current asset levels. The Surviving Series’ total annual fund operating expenses (after fee reductions and/or expense reimbursements) will be 0.05% lower than those of the Acquired Series because the contractual expense cap of the Surviving Series is 0.05% lower than that of the Acquired Series.

How do the Series’ purchase, redemption and exchange policies compare?

The procedures for purchasing, redeeming and exchanging Class S shares of the Surviving Series are the same as the procedures applicable to the Acquired Series.

How do the Series’ distribution and shareholder services arrangements compare?

Class S Shares of the Acquired Series are subject to an annual shareholder services fee (the “Shareholder Services Fee”) in an annual amount of up to 0.25% of the class’s average daily net assets in accordance with a shareholder services plan adopted by the Board. The Shareholder Services Fee is intended to compensate financial intermediaries, including affiliates of the Fund, in connection with the provision of direct client service, personal services, maintenance of shareholder accounts and reporting services to holders of Class S Shares of the Series.

Class S Shares of the Surviving Series are subject to a distribution and/or shareholder services fee (the “12b-1 Fee”) in an annual amount of up to 0.25% of the class’s average daily net assets in accordance with a Distribution and Shareholder Services Plan adopted pursuant to Rule 12b-1 under the 1940 Act (the “12b-1 Plan”).

Unlike the Shareholder Services Fee, the 12b-1 Fee may be used to compensate financial intermediaries for providing distribution services to the Series, in addition to compensating financial intermediaries in connection with the provision of direct client service, personal services, maintenance of shareholder accounts and reporting services to holders of Class S Shares of the Series.

What is the benefit to a Series for having a 12b-1 Distribution and Shareholder Services Plan?

Because the 12b-1 Plan provides a method of paying for distribution services, it has the potential to increase the assets of the Surviving Series and create future economies of scale that could benefit shareholders if certain fixed costs can be spread across a larger asset base. There can be no guarantee, however, that these potentials will be achieved.

How do the Series’ dividend and distribution policies compare?

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Each Series generally pays dividends annually, and makes distributions of its net capital gains, if any, at least annually.

What are the tax consequences of the Reorganization?

The Reorganization is expected to qualify as tax-free for U.S. federal income tax purposes. Accordingly, it is expected that Acquired Series shareholders will not recognize any gain or loss as a result of the Reorganization for U.S. federal income tax purposes.

When is the Reorganization expected to take effect?

If shareholders of the Acquired Series approve the Reorganization and all other closing conditions are met, the Reorganization will take effect on or about September 24, 2018, or such other date as the parties may agree.

What would happen if the Reorganization is not approved by shareholders?

If shareholders of the Acquired Series do not approve the Proposal, the Board will consider what further action is appropriate for the Acquired Series.

Who is paying for expenses related to the Special Meeting and the Reorganizations?

All expenses of the Reorganization will be paid by MNA.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1

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Filed by: Overseas Series, a series of

Manning & Napier Fund, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: World Opportunities Series,

a series of Manning & Napier Fund, Inc.

File Number of the Related

Registration Statement: 333-225863

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment in the Manning & Napier World Opportunities Series I want to confirm that you have received the proxy material for the Special Meeting of Shareholders scheduled to take place on September 18, 2018.

Have you received the information?

(Pause for response)

  If “Yes” or positive response:

  If you’re not able to attend the meeting, I can record your voting instructions by phone.

  The Fund’s Board of Directors has recommended a vote “In Favor” of the proposal.

  If “No” or negative response:

  I would be happy to review the meeting agenda and proposal with you and record your vote by    phone.

  The Fund’s Board of Directors has recommended a vote “In Favor” of the proposal.

Would you like to vote along with the Board’s recommendation?

(Pause For Response)(Review Voting Options with Shareholder If Necessary)

If we identify any additional accounts you own with the Manning & Napier World Opportunities Series before the meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions).

For confirmation purposes:

●	Please state your full name. (Pause)
●	According to our records, you reside in (city, state, zip code). (Pause)
●	To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you. You will receive written confirmation of your vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll free number listed on the confirmation. Mr./Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening).